UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 1 June 2024, London UK

Statement: Zantac (ranitidine) litigation - Delaware State Court Daubert Ruling
●
Scientific consensus is that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer and GSK will continue to vigorously defend itself against all claims
●
Ruling to permit claims is not consistent with the Federal Court's Multidistrict Litigation (MDL) ruling under the same legal standard
●
GSK disagrees with ruling by the Delaware State Court and will immediately seek an appeal

GSK plc (LSE/NYSE: GSK) disagrees with the ruling by the Delaware State Court and will immediately seek an appeal. The decision by the State Court contradicts the Federal Court's MDL ruling under the same legal standard, which dismissed all cases alleging five cancer types, in December 2022.

Following the 16 epidemiological studies looking at human data regarding the use of ranitidine, the scientific consensus is that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer.

The litigation in Delaware remains at an early stage, and the ruling, under the Daubert standard, relates only to the question of whether the methodology used by plaintiffs' experts is sufficiently reliable to allow them to present their evidence at trial.

The ruling does not mean that the Court agrees with plaintiffs' experts' scientific conclusions, and it does not determine liability.

GSK will continue to vigorously defend itself against all claims and manage this litigation in the best interests of shareholders. Alongside immediately seeking an appeal to the Delaware Supreme Court, the Company will file motions for dismissal pressing additional defenses, severance of cases, and proof-of-use by claimants; and, at the same time, the Company will progress to trials of individual cases.

GSK's capital allocation priorities remain unchanged, and the ruling has no impact on the Company's investment plans for growth.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: Juen 03, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc